UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

UNITED COMMUNITY BANKS, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

90984P105
(CUSIP Number)

Amy Soeda
Corsair Capital LLC
717 Fifth Avenue, 24th Floor
New York, New York 10022
(212) 224-9400

Copy to:

Lee Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90984P105

1.	Names of Reporting Persons.

Corsair IV Management GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 5,605,374

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,605,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,605,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.36%

14.	Type of Reporting Person (See Instructions) OO (Cayman Islands limited company)

CUSIP No. 90984P105

1.	Names of Reporting Persons.

Nicholas B. Paumgarten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 5,605,374

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,605,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,605,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90984P105

1.	Names of Reporting Persons.

Corsair IV Financial Services Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,464,683.4008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,683.4008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.27%

14.	Type of Reporting Person (See Instructions) PN (Cayman Islands limited partnership)

CUSIP No. 90984P105

1.	Names of Reporting Persons.

Corsair IV Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,464,683.4008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,683.4008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.27%

14.	Type of Reporting Person (See Instructions) PN (Cayman Islands limited partnership)

CUSIP No.

1.	Names of Reporting Persons.

Corsair Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,464,683.4008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,464,683.4008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.27%

14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

CUSIP No. 90984P105

Names of Reporting Persons.

Corsair Georgia, L.P.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

SEC Use Only

Source of Funds (See Instructions) OO

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 5,605,374

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,605,374

Aggregate Amount Beneficially Owned by Each Reporting Person 5,605,374

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Percent of Class Represented by Amount in Row (11) 5.36%

Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of voting common stock, par value $1.00 per share (the “Voting Common Stock”), of United Community Banks, Inc., a Georgia corporation (the “Issuer”).  The principal executive office of the Issuer is located at 125 Highway 515 East, Blairsville, Georgia 30512.

Item 2. Identity and Background

(a) – (f)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Corsair Georgia, L.P., a Delaware limited partnership (“Corsair Georgia”); (ii) Corsair IV Management GP, Ltd., a Cayman Islands limited company (“Corsair GP”); (iii) Corsair IV Financial Services Capital Partners, L.P., a Cayman Islands exempted limited partnership (“Corsair LP”); (iv) Corsair IV Management, L.P., a Cayman Islands exempted limited partnership (“Corsair IV Management”); (v) Corsair Capital LLC, a Delaware limited liability company (“Corsair Capital”); and  (vi) Nicholas B. Paumgarten (“Paumgarten”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1.

Corsair GP is the general partner of Corsair Georgia.  Paumgarten controls Corsair Georgia.  Corsair LP is a limited partner of Corsair Georgia.  Corsair IV Management is the general partner of Corsair LP.  Corsair Capital is the general partner of Corsair IV Management.  Paumgarten controls Corsair Capital.  The principal business of Corsair Georgia and Corsair LP is investing in securities.  The present principal business of Corsair GP, Corsair Capital and Corsair IV Management is the management and oversight of the Corsair entities that invest in securities.

The business address of each of the Reporting Persons is c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, New York 10022.  The name, business address and present principal occupation of each shareholder, director and officer of Corsair Georgia and each member and officer of Corsair Capital (collectively, the “Related Persons”) are set forth in Schedules A and B, respectively.  Each Related Person (other than Paumgarten) expressly disclaims any beneficial ownership in the Common Stock of the Issuer.

To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Investment Agreement, dated March 16, 2011 (the “Investment Agreement”), between the Issuer and Corsair Georgia, Corsair Georgia, on March 30, 2011, acquired for an aggregate purchase price of $122,850,447 (the “Purchase Price”) (i) 5,605,374 shares of Voting Common Stock, (ii) 28,391.2858 shares of Series F Convertible Preferred Stock (the “Series F Preferred Stock”) which, pursuant to their terms and as further described below, will convert into 14,942,782 shares of Voting Common Stock and (iii) 83,808.9506 shares of Series G Convertible Preferred Stock (the “Series G Preferred Stock” and together with the Series F Preferred Stock, the “Preferred Stock”) which, pursuant to their terms and as further described below will convert into 44,109,974 shares of non-voting common stock, par value $1.00 per share of the Issuer (the “Non-Voting Common Stock”).  If the Issuer experiences an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, Corsair Georgia has indemnification rights against the Issuer which entitle Corsair Georgia to receive 15,517,951 additional shares of Non-Voting Common Stock, (such additional shares, the “Indemnity Shares”).

At the annual meeting of the Issuer’s shareholders (the “Shareholders Meeting”), the Issuer is obligated to put proposals (the “Shareholder Proposals”) to a vote: to (1) approve the conversion of (A) the Series F Convertible Preferred Stock into Voting Common Stock and (B) Purchaser Non-Voting Shares and the Indemnity Shares into Voting Common Stock for purposes of Rule 5635 of the Nasdaq Stock Market Rules, (2) approve the amendment to the Issuer's Restated Articles of Incorporation, as amended, to (x) authorize a number of shares of Non-Voting Common Stock sufficient to permit the full conversion of the Series G Convertible Preferred Stock into Non-Voting Common Stock and the issuance of the Indemnity Shares, and (y) increase the number of authorized shares of Voting Common Stock to at least such number as shall be sufficient to permit the full conversion of each of the Series F Convertible Preferred Stock, the Purchaser Non-Voting Shares and the Indemnity Shares.  The Preferred Stock shall automatically convert into Voting Common Stock and Non-Voting Common Stock, as applicable, on the second business day following the date on which the Shareholder Proposals have been approved by the Issuer’s shareholders.

The Purchase Price was funded by an equity contribution of the limited partner of Corsair Georgia.

The Investment Agreement provides that (i) neither the Issuer nor any of its subsidiaries may take any action that would cause Corsair Georgia’s ownership (together with any of its Affiliates (as such term in used under the Bank Holding Company Act of 1956, as amended)) of any class of voting securities of the Issuer to exceed 9.9% and (ii) Corsair Georgia shall not have the ability to exercise any voting rights of any class of securities in excess of 9.9% of the total outstanding voting securities of the Issuer.

The foregoing references to and description of the Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is included as Exhibit 2 hereto and is incorporated by reference to this Item 3.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Corsair Georgia acquired the Securities of the Issuer as described in Item 3 (the “Investment”) for investment purposes.  The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by the Investment Agreement, the Reporting Persons may seek to dispose of their Securities of the Issuer (including, without limitation, distributing some of or all of the Securities to the Reporting Person’s respective members, partners, stockholders or beneficiaries, applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its Investment applicable restrictions, prevailing market conditions, liquidity requirements of such Reporting Persons and/r other investment considerations.

To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Pursuant to the terms of the Investment Agreement, the Issuer has appointed Peter Raskind to its board of directors (the “Board”) as Corsair Georgia’s representative.  Corsair Georgia is entitled to maintain a representative on the Board and to appoint a board observer to attend meetings of the Board in a nonvoting capacity so long as Corsair Georgia owns the greater of (i) 5% or more of outstanding Common Stock, or (ii) the percentage of outstanding Common Stock calculated by dividing (x) 40% of the number of shares of Common Stock purchased by Corsair Georgia pursuant to the Investment Agreement, by (y) the outstanding Common Stock (in each case, counting as shares of Common Stock owned by Corsair Georgia, all shares of Common Stock into which the Series F Preferred Stock and Series G Preferred Stock owned by Corsair Georgia are convertible and as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization).

The foregoing references to and description of the Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is included as Exhibit 2 hereto and is incorporated by reference to this Item 4.

Other than as described in this Item 4, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals that related to or would result in any of the events set forth in Items 4 (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Corsair Georgia, L.P.	5,605,374	5.36%	0	5,605,374	0	5,605,374
Corsair IV Management GP, Ltd.	5,605,374	5.36%	0	5,605,374	0	5,605,374
Nicholas B. Paumgarten	5,605,374	5.36%	0	5,605,374	0	5,605,374
Corsair IV Financial Services Capital Partners, L.P.	4,464,683.4008	4.27%	0	0	0	4,464,683.4008
Corsair IV Management, L.P.	4,464,683.4008	4.27%	0	0	0	4,464,683.4008
Corsair Capital LLC	4,464,683.4008	4.27%	0	0	0	4,464,683.4008

Corsair GP is the general partner of Corsair Georgia.  Corsair LP is a limited partner of Corsair Georgia.  Corsair IV Management is the general partner of Corsair LP.  Corsair Capital is the general partner of Corsair IV Management.  Corsair GP is controlled by Paumgarten.  Corsair Capital is controlled by Paumgarten.  As described under “LPA of Corsair Georgia” in Item 6 below, each limited partner of Corsair Georgia has the right to withdraw from Corsair Georgia by delivering written notice to Corsair GP requesting that Corsair GP dispose of such limited partners pro rata share of Voting Common Stock held by Corsair Georgia.  In addition, one limited partner of Corsair Georgia has the right to direct Corsair GP with respect to the voting of 1,140,690.60 shares of Voting Common Stock.

(c)
Except as set forth in this Item 3, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d)
Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4, and 5 is incorporated herein by reference.

Investment Agreement

On March 16, 2011, Corsair Georgia entered into an Investment Agreement with the Issuer, pursuant to which Corsair Georgia acquired the Securities in exchange for the Purchase Price.  Pursuant to undertakings made in the Investment Agreement, at the next annual meeting of the Issuer’s shareholders, the Issuer’s shareholders will vote on: (1) the conversion of (A) the Series F Convertible Preferred Stock into Voting Common Stock and (B) Purchaser Non-Voting Shares and the Indemnity Shares into Voting Common Stock for purposes of Rule 5635 of the Nasdaq Stock Market Rules, (2) the amendment to the Articles of Incorporation to (x) authorize a number of shares of Non-Voting Common Stock sufficient to permit the full conversion of the Series G Convertible Preferred Stock into, Non-Voting Common Stock and the issuance of the Indemnity Shares, and (y) increase the number of authorized shares of Voting Common Stock to at least such number as shall be sufficient to permit the full conversion of each of the Series F Convertible Preferred Stock, the Purchaser Non-Voting Shares and the Indemnity Shares.  Corsair Georgia has agreed to vote its shares of Common Stock in favor of proposal (2) described in the preceding sentence.

The Investment Agreement includes, among other provisions, the following terms:

Representations and Warranties.  Customary representations and warranties were made by the Issuer to Corsair Georgia relating to the Issuer, its business and the issuance of the Securities. The Issuer has agreed to indemnify Corsair Georgia for breaches of its representations and warranties in certain circumstances.

Board Representation. Pursuant to the terms of the Investment Agreement, the Issuer has appointed Peter Raskind to its Board as Corsair Georgia’s representative.  Corsair Georgia is entitled to maintain a representative on the Board and to appoint an observer to serve in a nonvoting capacity for so long as Corsair Georgia owns the greater of (i) 5% or more of outstanding Common Stock, or (ii) the percentage of outstanding Common Stock calculated by dividing (x) 40% of the number of shares of Common Stock purchased by Corsair Georgia pursuant to the Investment Agreement, by (y) the outstanding Common Stock (in each case, counting as shares of Common Stock owned by Corsair Georgia, all shares of Common Stock into which the Series F Preferred Stock and Series G Preferred Stock owned by Corsair Georgia are convertible and as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization).

Transfer Restrictions.  Except for transfers to certain affiliates of Corsair Georgia, the Non-Voting Common stock issuable upon the conversion of the Series G Preferred Stock can only be transferred as follows: (1) in a widely distributed public offering pursuant to the Securities Act of 1933, as amended; (2) to a person that is acquiring a majority of the Issuer’s outstanding “voting securities” (as defined in the BHC Act and any rules or regulations promulgated thereunder)(not including any voting securities such person is acquiring from Corsair or its Affiliates); or (3) upon certification by the transferor that it believes that the transferee will not, after giving effect to such transfer, own for applicable bank regulatory purposes, more than 2% of any class of voting securities of the Issuer outstanding at such time.  Upon the request of the transferor, the transferor shall be entitled to surrender the Non-Voting Common Stock to be so transferred to the Issuer, and the Issuer shall issue to the transferee, in lieu of Non-Voting Common Stock, an equal number of shares of Voting Common Stock.

Corsair Georgia may transfer all or a portion of its Securities at any time to certain of its affiliates so long as the transferee agrees, in writing for the benefit of Issuer, to be bound by the terms of the Investment Agreement.

Registration Rights.  The Issuer has granted Corsair Georgia customary registration rights, including “shelf” registration rights, which may be exercised to execute sales during trading windows, demand registration rights and “piggy-back” registration rights with respect to the Securities purchased by Corsair Georgia under the Investment Agreement.

Standstill Agreement.  Pursuant to the terms of the Investment Agreement, Corsair Georgia agreed that until the earlier of (i) three years after the closing of the transactions contemplated by the Investment Agreement and (ii) such time as Corsair Georgia no longer owns 5% or more of the outstanding Common Stock (counting as shares of Common Stock owned by Corsair Georgia and outstanding, all shares of Common Stock into which the Convertible Preferred Stock owned by Corsair Georgia are convertible and excluding all Common Stock issued by the Issuer after the Closing Date other than as contemplated by this Agreement and the Securities), Corsair Georgia and its affiliates are prohibited from acquiring beneficial ownership of any voting securities if such acquisition would result in Corsair Georgia or its affiliates (1) being deemed to “control” the Issuer for applicable bank regulatory purposes or (2) owning 25% or more of any class of Voting Securities of the Issuer or Common Stock.  Additionally, Corsair Georgia and its affiliates are prohibited from taking certain actions that seek to gain control of the Issuer without the consent of the Issuer.

Subscription Rights.  For a period beginning on the closing of the transactions contemplated by the Investment Agreement and ending on the later of (A) three years and (B) the date on which the Issuer redeems all of the outstanding Fixed Rate Cumulative Preferred Stock, Series B of the Issuer and cancels that certain Issuer Warrant granted to the U.S. Treasury Department to purchase 1,099,542 shares of the Issuer’s Voting Common Stock, and for as long as Corsair Georgia owns Securities representing one percent (1%) or more of the outstanding Common Stock ((x) counting as shares of Common Stock owned by Corsair Georgia and outstanding, all shares of Common Stock into which the Convertible Preferred Stock owned by Corsair Georgia are convertible and (y) excluding all Common Stock issued by the Issuer after the Closing Date other than as contemplated by the Investment Agreement and the Securities), if the Issuer makes any public or non-public offering of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that are convertible or exchangeable into equity or that include an equity component (with certain exceptions such as equity issued pursuant to the granting or exercise of employee stock options), Corsair Georgia or an affiliate of Corsair Georgia will be afforded the opportunity to acquire from the Issuer for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of the newly offered securities in the aggregate required to enable Corsair Georgia and if applicable, its affiliate, in the aggregate, to maintain the proportionate Common Stock-equivalent interest in the Issuer held by Corsair Georgia at the closing of the transactions contemplated by the Investment Agreement; provided that Corsair Georgia and if applicable, its affiliate shall not be entitled to acquire the newly issued securities if such acquisition would cause or would result in Corsair Georgia and if applicable, its affiliate, collectively being deemed to own, control or have the power to vote, for applicable bank regulatory purposes, 25% or more of any class of voting securities of the Issuer outstanding at such time.

Series F Preferred Stock

Authorized Shares and Liquidation Preference.  The Issuer has designated 195,872 shares as “Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series F,” which have a par value of $1.00 per share and a liquidation preference of $1,000 per share.

Mandatory Conversion.  The Series F Preferred Stock will automatically convert into shares of Voting Common Stock on the second business day following the approval of the Shareholder Proposals by the Issuer’s shareholders.  The number of shares of Voting Common Stock into which each share of Series F Preferred Stock is convertible is determined by dividing (i) the $1,000 per share liquidation preference by (ii) the applicable conversion price, which is initially $1.90 per share; provided that the Series F Preferred Stock will not convert into Voting Common Stock until all accrued and unpaid dividends have been paid in cash to the holders.

Dividends.  Commencing on the date on which the shares of Series F Preferred Stock were first issued, dividends will accrue and be payable semi-annually in arrears on March 30th and September 30th of each year, Dividends for each outstanding share of Series F Preferred Stock will be payable if, when and as declared by the Board of Directors or a duly authorized committee thereof in cash at an annual rate equal to the “dividend rate” (meaning the sum of (a) the greater of (i) LIBOR and (ii) 2.0% plus (b) 15.0% (up to a maximum of 18.0%)) multiplied by the sum of (i) the liquidation preference plus (ii) all accrued and unpaid dividends for any prior dividend period, payable in cash; provided that, in the event that the as-converted dividend for such dividend period is greater than the dividend calculated pursuant to the foregoing language, each outstanding share of Series F Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, the as-converted dividend instead.

No dividends will be paid in respect of the dividend period in which the Series F Preferred Stock convert into Voting Common Stock.

Subject to limited exceptions, if dividends payable on all outstanding shares of the Series F Preferred Stock for any dividend period have not been declared and paid or declared and funds set aside therefore, the Issuer will not be permitted to declare or pay dividends with respect to, or redeem, purchase or acquire any of its junior securities, or redeem, purchase or acquire any parity securities.

Ranking.  The Series F Preferred Stock ranks, with respect to dividend rights and rights on liquidation, winding up and dissolution, on a parity with the Issuer’s Series A Non-Cumulative Preferred Stock, the Fixed Rate Cumulative Perpetual Preferred Stock, Series B, the Series C Fixed Rate Cumulative Perpetual Preferred Stock, the Cumulative Perpetual Preferred Stock, Series D, the Junior Participating Preferred Stock, Series E, the Series G Preferred Stock and with each other class or series of equity securities the terms of which do not expressly provide that such class or series will rank senior or junior to the Series F Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.  The Series F Preferred Stock ranks senior to the Voting Common Stock, Non-Voting Common Stock and each other class or series of capital stock outstanding or established after the date of issuance of the Series F Preferred Stock, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series F Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.

Voting Rights.  The holders of the Series F Preferred Stock will not have any voting rights other than as required by law, except that the approval of the holders of a majority of outstanding shares of the Series F Preferred Stock, voting as a single class, will be required with respect to certain matters, including (i) amendments, alterations or repeals of any provision of the Issuer's Restated Articles of Incorporation, as amended, or bylaws that would adversely affect the rights, preferences or privileges of the Series F Preferred Stock and (ii) amendment or alterations of the Issuer’s Restated Articles of Incorporation, as amended, to authorize, or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, capital stock ranking equally with or senior to the Series F Preferred Stock.

Liquidation.  In the event the Issuer voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series F Preferred Stock will be entitled, before any distribution to the holders of the Voting Common Stock, Non-Voting Common Stock or any other junior capital stock and subject to the rights of the Issuer’s creditors, to receive an amount equal to the greater of (i) the $1,000 per share liquidation preference plus an amount equal to any accrued but unpaid dividends and (ii) the payment or distribution to which such holders would have been entitled if the Series F Preferred Stock were converted into Voting Common Stock immediately before such liquidation, dissolution or winding-up.

Series G Preferred Stock

Authorized Shares and Liquidation Preference.  The Issuer has designated 151,185 shares as “Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series G,” which have a par value of $1.00 per share and a liquidation preference of $1,000 per share.

Mandatory Conversion.  The Series G Preferred Stock will automatically convert into shares of Non-Voting Common Stock on the second business day following the approval of the Shareholder Proposals by the Issuer’s shareholders.  The number of shares of Non-Voting Common Stock into which each share of Series G Preferred Stock is convertible is determined by dividing (i) the $1,000 per share liquidation preference by (ii) the applicable conversion price, which is initially $1.90 per share; provided that the Series G Preferred Stock will not convert into Voting Common Stock until all accrued and unpaid dividends have been paid in cash to the holders.

Dividends.  Commencing on the date on which the shares of Series G Preferred Stock were first issued, dividends will accrue and be payable semi-annually in arrears on March 30th and September 30th of each year, Dividends for each outstanding share of Series G Preferred Stock will be payable if, when and as declared by the Board of Directors or a duly authorized committee thereof in cash at an annual rate equal to the “dividend rate” (meaning the sum of (a) the greater of (i) LIBOR and (ii) 2.0% plus (b) 15.0% (up to a maximum of 18.0%)) multiplied by the sum of (i) the liquidation preference plus (ii) all accrued and unpaid dividends for any prior dividend period, payable in cash; provided that, in the event that the as-converted dividend for such dividend period is greater than the dividend calculated pursuant to the foregoing language, each outstanding share of Series G Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, the as-converted dividend instead.

No dividends will be paid in respect of the dividend period in which the Series G Preferred Stock convert into Voting Common Stock.

Subject to limited exceptions, if dividends payable on all outstanding shares of the Series G Preferred Stock for any dividend period have not been declared and paid or declared and funds set aside therefore, the Issuer will not be permitted to declare or pay dividends with respect to, or redeem, purchase or acquire any of its junior securities, or redeem, purchase or acquire any parity securities.

Ranking.  The Series G Preferred Stock ranks, with respect to dividend rights and rights on liquidation, winding up and dissolution, on a parity with the Issuer’s Series A Non-Cumulative Preferred Stock, the Fixed Rate Cumulative Perpetual Preferred Stock, Series B, the Series C Fixed Rate Cumulative Perpetual Preferred Stock, the Cumulative Perpetual Preferred Stock, Series D, the Junior Participating Preferred Stock, Series E, the Series F Preferred Stock and with each other class or series of equity securities the terms of which do not expressly provide that such class or series will rank senior or junior to the Series G Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.  The Series G Preferred Stock ranks senior to the Voting Common Stock, Non-Voting Common Stock and each other class or series of capital stock outstanding or established after the date of issuance of the Series G Preferred Stock, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series G Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution.

Voting Rights.  The holders of the Series G Preferred Stock will not have any voting rights other than as required by law, except that the approval of the holders of a majority of outstanding shares of the Series G Preferred Stock, voting as a single class, will be required with respect to certain matters, including (i) amendments, alterations or repeals of any provision of the Issuer's Restated Articles of Incorporation, as amended, or bylaws that would adversely affect the rights, preferences or privileges of the Series G Preferred Stock and (ii) amendment or alterations of the Issuer’s Restated Articles of Incorporation, as amended, to authorize, or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, capital stock ranking equally with or senior to the Series G Preferred Stock.

Liquidation.  In the event the Issuer voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series G Preferred Stock will be entitled, before any distribution to the holders of the Voting Common Stock, Non-Voting Common Stock or any other junior capital stock and subject to the rights of the Issuer’s creditors, to receive an amount equal to the greater of (i) the $1,000 per share liquidation preference plus an amount equal to any accrued but unpaid dividends and (ii) the payment or distribution to which such holders would have been entitled if the Series G Preferred Stock were converted into Voting Common Stock immediately before such liquidation, dissolution or winding-up.

The terms and conditions of the Preferred Stock are contained in the Articles of Amendment to the Issuer’s Restated Articles of Incorporation, as amended, relating to the Preferred Stock, the forms of which are attached as Exhibit A and B to the Investment Agreement.

The foregoing references to and description of the Investment Agreement and Exhibits A, B and C thereto do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement and Exhibits A, B and C thereto, which are included as Exhibit 2 hereto and are incorporated by reference to this Item 6.

LPA of Corsair Georgia

Corsair GP, Corsair IV Financial Services Capital Partners, L.P., a Cayman Islands exempted limited partnership (“Corsair IV”), Crescent International Holdings Limited, British Virgin Islands Corporation (the “Special Limited Partner”, and together with Corsair IV, the “Limited Partners”) entered into the Amended and Restated Limited Partnership Agreement of Corsair Georgia, L.P., dated as of March 30, 2011 (the “Corsair Georgia Partnership Agreement”).  The Special Limited Partner has made 20.35% of the capital contributions to Corsair Georgia and Corsair IV has made 79.65% of the capital contributions to Corsair Georgia.  Each of the Limited Partners is the beneficial owner of its pro rata share of Voting Common Stock, Series F Preferred Stock and Series G Preferred Stock based on each Limited Partner’s capital contributions to Corsair Georgia (such shares referred to as such Limited Partner’s “Underlying Securities”).

Pursuant to the Corsair Georgia Partnership Agreement, the Special Limited Partner has the right to direct Corsair GP with respect to the voting and disposition of its Underlying Securities.  Each Limited Partner may withdraw from Corsair Georgia by delivering written notice to Corsair GP setting forth the number of Underlying Securities that such Limited Partner requests Corsair GP to dispose on its behalf.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated April 11, 2011 by and among the Reporting Persons

Exhibit 2	Investment Agreement, dated March 16, 2011, between United Community Banks, Inc. and Corsair Georgia, L.P.

Exhibit 3	Amended and Restated Limited Partnership Agreement of Corsair Georgia, L.P., dated March 30, 2011

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : April 11, 2011

CORSAIR GEORGIA, L.P.
By:  Corsair IV Management GP, Ltd., its general partner

By:	/s/ Amy M. Soeda
Name:	Amy M. Soeda
Title:	Chief Financial Officer

CORSAIR IV MANAGEMENT GP, Ltd.

By:	/s/ Amy M. Soeda
Name:	Amy M. Soeda
Title:	Chief Financial Officer

CORSAIR IV FINANCIAL SERVICES CAPITAL PARTNERS, L.P.
By:	Corsair IV Management, L.P., its general partner
By:	Corsair Capital LLC, its general partner

By:	/s/ Amy M. Soeda
Name:	Amy M. Soeda
Title:	Chief Financial Officer

CORSAIR IV MANAGEMENT, L.P.
By:  Corsair Capital LLC, its general partner

By:	/s/ Amy M. Soeda
Name:	Amy M. Soeda
Title:	Chief Financial Officer

CORSAIR CAPITAL LLC

By:	/s/ Amy M. Soeda
Name:	Amy M. Soeda
Title:	Chief Financial Officer

NICHOLAS B. PAUMGARTEN

/s/ Nicholas B. Paumgarten

Schedule A

Shareholders, Directors and Executive Officers of Corsair IV Management GP, Ltd.

Name and Citizenship1	Business Address	Title	Principal Occupation or Employment

Nicholas B. Paumgarten (United States)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Director and Chairman	Chairman of Corsair Capital LLC
D.T. Ignacio Jayanti (United Kingdom)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Director and President	President of Corsair Capital LLC
Amy M. Soeda (United States)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Chief Financial Officer	Chief Financial Officer of Corsair Capital LLC

1 None of these parties individually own any shares in the Issuer.

Schedule B

Members and Executive Officers of Corsair Capital LLC
Name and Citizenship or Place of Organization	Business Address	Title	Principal Occupation or Employment

Maximillian Management LLC1 (Delware)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Member	N/A
AKC Corsair LLC2 (Delaware)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Member	N/A
Richard E. Thornburgh (United States)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Vice Chairman Member	Vice Chairman of Corsair Capital LLC
Nicholas B. Paumgarten (United States)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Chairman	Chairman of Corsair Capital LLC
D.T. Ignacio Jayanti (United Kingdom)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	President	President of Corsair Capital LLC
Amy M. Soeda (United States)	c/o Corsair Capital LLC 717 5th Avenue 24th Floor New York, NY 10022	Chief Financial Officer	Chief Financial Officer of Corsair Capital LLC

1 Maximillian Management LLC is a Delaware limited liability company, is controlled by Nicholas B. Paumgarten and D.T. Ignacio Jayanti.

2 AKC Corsair LLC is a Delaware limited liability company that is controlled by a third party trustee appointed by Richard E. Thornburgh.